NO ACT

PE 12-10-14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





14008444

DIVISION OF
CORPORATION FINANCE

DEC 17 2014 December 17, 2014

Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 12-17-14

Stuart E. Funderburg
Archer-Daniels-Midland Company
stuart.funderburg@adm.com

Re: Archer-Daniels-Midland Company
Incoming letter dated December 10, 2014

Dear Mr. Funderburg:

This is in response to your letter dated December 10, 2014 concerning the shareholder proposal submitted to ADM by William Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

December 17, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Archer-Daniels-Midland Company
Incoming letter dated December 10, 2014

The proposal requests that the board adopt a policy that the chairman be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship.

We are unable to concur in your view that ADM may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the portions of the supporting statement you reference are materially false or misleading. Accordingly, we do not believe that ADM may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Archer-Daniels-Midland Company
77 West Wacker Drive, Suite 4600
Chicago, Illinois 60601

December 10, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Archer-Daniels-Midland Company—Stockholder Proposal Relating to Independent Board Chairman Submitted for Inclusion in 2015 Proxy Statement and Request for No-Action Ruling

Ladies and Gentlemen:

Archer-Daniels-Midland Company ("ADM," the "Company" or "we") writes to inform you of our intention to exclude from our proxy statement and form of proxy for the 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal and related supporting statement (the "Proposal") received from William Steiner (the "Proponent").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") concur in our view that we may, for the reasons set forth below, properly exclude the Proposal from the 2015 Proxy Materials.

In accordance with Rule 14a-8(j), we have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty calendar days before we intend to file our definitive 2015 Proxy Materials with the Commission. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being sent concurrently to the Proponent. Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we have submitted this letter, together with the Proposal, to the Staff via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned.

I. *The Proposal*

The Proponent requests that the following matter be submitted to a vote of the shareholders at the Company's next Annual Meeting of Shareholders:

"Resolved: Shareholders request that the Board of Directors adopt a policy that the Chair of the Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship. The policy should be implemented so as not to violate existing agreements and should allow for departure under extraordinary circumstances such as the unexpected resignation of the chair."

The Company received the Proposal on October 23, 2014. A copy of the Proposal, the Proponent's cover letter submitting the Proposal, and other correspondence related to the Proposal are attached hereto as Exhibit A.

II. *Grounds for Omission*

The Company believes that the Proposal may be properly omitted from its 2015 Proxy Materials pursuant to Rules 14a-8(i)(3) and 14a-9 because the Proposal contains materially false and misleading statements. Rule 14a-9 prohibits a company from making a proxy solicitation that contains "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact." In addition, Rule 14a-8(i)(3) provides that a proposal may be excluded from proxy materials if the proposal is materially false or contains misleading statements. The Staff has taken the position that a shareholder proposal may be excluded from proxy materials under Rule 14a-8(i)(3) if "the company demonstrates objectively that a factual statement is materially false or misleading." Staff Legal Bulletin No. 14B (Sept. 14, 2008).

The Staff has also allowed the exclusion of shareholder proposals under Rules 14a-8(i)(3) and 14a-9 if the supporting statement contains false or misleading statements. *See, e.g., Entergy Corp.* (Feb. 14, 2007); *Woodward Governor Co.* (Nov. 26, 2003).

The Proposal contains false and misleading statements regarding (i) the service of the Company's lead director, (ii) the role of the Company's chief executive officer as the chairman of the board, and (iii) the directorships of Patricia Woertz, the chairman of the board. Therefore, the Proposal is excludable under Rule 14a-8(i)(3).

A. *The Proposal contains false and misleading statements regarding the Company's lead director.*

The Proposal contains false and misleading statements regarding the Company's lead director. Specifically, the supporting statement in the Proposal attaches "additional importance" to the assertion that "our Lead Director, Mollie Hale Carter, CEO of Sunflower Bank, had 18-years long tenure – the longest tenure of any ADM director." The Proponent's statement is completely false, both because it misstates the identity of the lead director and because it misstates his tenure. Since May 1, 2014, the Company's lead director has been Mr. Donald E. Felsinger. Additionally, as disclosed in the Company's publicly available filings, Mr. Felsinger joined the board in August 2009, making him a member of the board for just over five years. These errors materially misrepresent the Company's current board leadership structure and attempt to emphasize the need for an independent chairman by blatantly misstating the facts about the Company's current independent lead director.

These false statements are a critical rationale for the Proposal. The statement cites research stating that "long-tenured directors can form relationships that may compromise the director's independence and therefore hinder the ability to provide effective oversight." This statement implies that the Company's lead director may have compromised independence, though Mr. Felsinger's five-year term is not long enough to qualify him as a "long-tenured director" under any investor's reasonable understanding of the term. The Proponent also fails to indicate how Mr. Felsinger has failed in providing effective oversight as lead director. The assertion mischaracterizes the service of our lead director and is accordingly materially misleading.

As a result, by misstating the identity and tenure of the Company's lead director, shareholders may be induced to vote in favor of the Proposal based on false and misleading statements of material fact included in the Proposal. Accordingly, under Rule 14a-8(i)(3), ADM should be allowed to exclude the Proposal from its 2015 Proxy Materials.

B. ***The Proposal falsely states that Patricia Woertz is the Chairman and CEO of the Company.***

The Proposal also makes an incorrect statement about Patricia Woertz's tenure as Chairman and CEO of ADM. While the Proposal's statement was true as of the time it was received by the Company,[1] the Company has since announced that, effective January 1, 2015, Ms. Woertz will step down as the chief executive officer of the Company and serve only in the singular role of chairman. Thus, the Proposal has been entirely overtaken by these events, because by the time the Proposal would be voted on, the two roles will be separated. For instance, the Proponent focuses significantly on Ms. Woertz's former dual role throughout the statement. For example, the Proponent states, "When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance." This concept is no longer relevant to the Company, as the roles of chief executive officer and chairman will be held by two separate people; therefore, there is no such arrangement hindering the board's ability to monitor management's performance. Given that the chairman and the chief executive officer will no longer be the same person as of the date of the 2015 Proxy Materials, it is misleading to refer to Ms. Woertz as such. By stating that the board's ability to oversee management is compromised when roles of chairman and chief executive officer are held by the same person, shareholders may be induced to vote in favor of the Proposal even though that statement is inapplicable to the Company. Thus, under Rule 14a-8(i)(3), ADM should be allowed to exclude the Proposal from its 2015 Proxy Materials.

C. ***The Proposal misleadingly characterizes Ms. Woertz's directorships at other companies.***

The Proposal misleadingly characterizes Ms. Woertz's directorships at other companies. The supporting statement in the Proposal states that Ms. Woertz "was potentially distracted with her directorships at 3 public companies." As stated, this is misleading; Ms. Woertz is in fact a director of three public companies, *including* ADM, not a director of three companies *in addition* to her service as a director at ADM, which is the clear implication of including this fact in the supporting statement. The Company's Corporate Governance Guidelines, which are reviewed, evaluated and updated as necessary on an annual basis by the board of directors, cover the topic of outside board service, and Ms. Woertz is within these guidelines set by the board of directors. In addition, the statement that Ms. Woertz was "potentially distracted" without offering any support for that claim could mislead a shareholder. Due to the inclusion of these broad and misleading statements, under Rule 14a-8(i)(3), ADM should be allowed to exclude the Proposal from its 2015 Proxy Materials.

III. ***Conclusion***

Based on the materially false and misleading statements of fact in the primary points of the Proposal's supporting statement, we hereby respectfully request that the Staff concur in our view that the Proposal may be properly excluded from ADM's 2015 Proxy Materials. If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that ADM may omit the Proposal from its 2015 Proxy Materials, please contact our counsel, W. Morgan Burns, at (612) 766-7136. I would appreciate your sending your response via e-mail to me at Stuart.Funderburg@adm.com as well as to our counsel at Morgan.Burns@FaegreBD.com.

[1] The Proposal was received on October 23, 2014. On November 6, 2014, the Company announced that Juan R. Luciano was named the chief executive officer of the Company, effective January 1, 2015. Thus, Mr. Luciano is the chief executive officer as of the date of this request and will be the chief executive officer as of the date of the 2015 Proxy Materials.

Sincerely,



Stuart E. Funderburg
Chief Corporate and Securities Counsel and
Assistant Secretary

Exhibit A

[See attached]

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. M. I. Smith
Corporate Secretary
Archer-Daniels-Midland Company (ADM)
4666 Faries Pkwy
Decatur IL 62526
PH: 217 424-5200

Dear Mr. Smith,

I purchased stock and hold stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting.

Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden *** FISMA & OMB Memorandum M-07-16 *** at: to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



William Steiner

7-28-14
Date

cc: Stuart Funderburg <stuart.funderburg@adm.com>
Assistant Secretary
PH: 217-451-4847
FX: 217-424-6196

[ADM: Rule 14a-8 Proposal, October 23, 2014]

Proposal 4 – Independent Board Chairman

Resolved: Shareholders request that the Board of Directors adopt a policy that the Chair of the Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship. The policy should be implemented so as not to violate existing agreements and should allow for departure under extraordinary circumstances such as the unexpected resignation of the chair.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

This topic is of additional importance for Archer Daniels Midland because our Lead Director, Mollie Hale Carter, CEO of Sunflower Bank, had 18-years long tenure – the longest tenure of any ADM director. Ms. Carter apparently originally joined the ADM board at approximately age 33. GMI Ratings, an independent investment research firm, said long-tenured directors can form relationships that may compromise the director's independence and therefore hinder the ability to provide effective oversight.

This topic is also important because Patricia Woertz, our Chairman and CEO, was potentially distracted with her directorships at 3 public companies. Plus Ms. Woertz received our highest negative votes and Ms. Carter received our second highest negative votes. This topic won strong shareholder support at our 2014 annual meeting – 47%.

Please vote to protect shareholder value:

Independent Board Chairman – Proposal 4

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***



Executive Offices

October 29, 2014

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal Submitted to Archer-Daniels-Midland Company

Dear Messrs. Steiner & Chevedden:

On October 23, 2014, Archer-Daniels-Midland Company, a Delaware corporation (the "Company"), received via facsimile and electronic mail Mr. Steiner's shareholder proposal, dated by Mr. Steiner's signature as of July 28, 2014, that was submitted for consideration at the Company's next annual meeting and for inclusion in the Company's next proxy statement. Pursuant to Rule 14a-8(f)(1) of the Securities Exchange Act of 1934, I am writing to inform you that the proposal failed to follow certain procedural requirements of Rule 14a-8.

Rule 14a-8(b)(1) requires that a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to vote on the proposal at the meeting for a period of at least one year by the date the shareholder submits the proposal (October 23, 2014 in the case of Mr. Steiner's proposal). Since Mr. Steiner is not the registered holder of shares of the Company's common stock, Rule 14a-8(b)(2) requires that he submit proof of ownership of his Company securities for the one-year period preceding and including the date he submitted the proposal. This can be accomplished by asking the "record" holder of the securities (usually a broker or bank) during that time to submit a written statement to the Company verifying that Mr. Steiner owned the required securities during that time. Enclosed are copies of Rule 14a-8 and Securities and Exchange Commission Staff Legal Bulletin Nos. 14F and 14G, which set forth the information a proponent is required to provide to evidence their share ownership. No proof of ownership accompanied the proposal the Company received from Mr. Steiner. Therefore, the proposal has not satisfied the procedural requirement in Rule 14a-8(b).

To remedy the above mentioned procedural defect, Mr. Steiner must submit a response that is either postmarked or transmitted electronically to the Company no later than 14 days from the date that he received this letter. If the procedural defect discussed in this letter is not remedied within 14 days of receipt of this letter, the Company is allowed to exclude the proposal

William Steiner
John Chevedden
October 29, 2014
Page 2

from consideration at the Company's next annual meeting and from the Company's next proxy statement.

Very truly yours,



Stuart E. Funderburg
Chief Corporate and Securities Counsel
& Assistant Secretary

SEF/sjb

Enclosures

#79808

Pages 14 through 22 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***
Copyrighted Material Omitted



Post-it® Fax Note 7671	Date 10-29-14	# of pages ▸
To Stuart Funkenburg	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 *	
Fax # 217-424-6196	Fax #	

ADM

10/29/2014

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade Account Ending in *** FISMA & OMB Memorandum M-07-16 *** in TD Ameritrade Clearing Inc. DTC #0188

Dear William Steiner,

Thank you for allowing me to assist you today. As you requested, this letter serves as confirmation that since October 1, 2013, you have continuously held no less than 100 shares of Archer Daniels Midland (ADM) in the above referenced account.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Stephen Mehlhaff
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

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